UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of April, 2011

Commission

File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.

Corporate Taxpayer’s ID (CNPJ/MF): 04.032.433/0001-80

Company Registry ID (NIRE): 33300275410

Publicly-Held Company

MATERIAL FACT

Pursuant to CVM instruction 358, of January 3, 2002, CONTAX PARTICIPAÇÕES S.A., a publicly-held company headquartered at Rua do Passeio, nº 56, 16º andar, Rio de Janeiro – RJ, inscribed in the Corporate Roll of Taxpayers (CNPJ/MF) under no. 04.032.433/0001-80 (“Company”), hereby informs its shareholders and the market in general that, on this date, through its subsidiaries Contax S.A. and Contax Colômbia S.A.S., it entered into Stock Purchase Agreements establishing the terms and conditions for the direct and indirect acquisition of all the shares issued by the companies Stratton Spain S.L., Allus Spain S.L., Stratton Argentina S.A., Stratton Peru S.A. and Multienlace S.A. (jointly comprising the “Allus Group”). The Allus Group is indirectly controlled by Eton Park, a global multi-disciplinary investment organization.

The Allus Group is one of the main contact center service providers in Latin America, with 22 units in Argentina, Colombia and Peru, as well as commercial activities in the United States of America and Spain.  In 2011, the Allus Group's revenue and EBITDA are expected to total R$ 315 million and R$ 52 million, respectively (amounts in dollars converted to reais at the exchange rate prevailing on this date).

The enterprise value, the basis for this acquisition, is between R$ 307 million and       R$ 332 million (amounts in dollars converted to reais at the exchange rate prevailing on this date), depending on compliance with certain EBITDA goals in the coming 24 months.  This means that the transaction is being carried out with an implicit EV/EBITDA ratio of between 5.8X and 6.7X.

The acquisition of the Allus Groups is directly in line with the Company’s internationalization strategy focused on Latin America and marks  an important step in Contax’s intention of becoming one of the most complete providers of BPO (Business Process Outsourcing) dedicated to supporting its clients throughout their entire consumer relationship chain.

The conclusion of the transaction, with the effective transfer of shares, is subject to the implementation of certain precedent conditions established in the Stock Purchase Agreements, including the approval of the operation by the Company’s shareholders.

As this constitutes a relevant investment, an Extraordinary Shareholders’ Meeting will be called pursuant to article  256, paragraph 1, of Law 6404/76.

Rio de Janeiro, April 05, 2011.

Michel Neves Sarkis

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 06, 2011

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.